

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 17, 2010

Mr. Kent Rodriguez
Chief Executive Officer
Avalon Oil & Gas, Inc.
7808 Creekridge Circle, Suite 105
Minneapolis, Minnesota 55439

> **Re: Avalon Oil & Gas, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed July 14, 2009**
> **File No. 1-12850**

Dear Mr. Rodriguez:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2009

Description of Business, page 3

1.   We note your claim of "recoverable reserves" and "potential reserves" on page 4, and elsewhere in your document. Note that Instruction 5 to Item 102 of Regulation S-K generally prohibits disclosure of unproved reserve volumes in documents filed with the Commission. Please delete these and any other disclosure of unproved hydrocarbon volume estimates in your document.

Controls and Procedures, page 11

2.   We note you have not included Management's Annual Report on Internal Control Over Financial as required by Item 308T(a) of Regulation S-K. Please revise your disclosure accordingly.

Note 1 - Summary of Significant Accounting Policies, page F-7

Oil and Natural Gas Properties, page F-8

3.   We note your disclosure stating that under the full cost method all acquisition, exploration, and development costs are capitalized. Please reconcile this statement with your statement in the third paragraph under this heading that acquisition costs are expensed as incurred. This issue also applies to your interim report for the fiscal quarter ended September 30, 2009.

Note 6 - Oil and Gas Property Activity, page F-12

4.   We note from your disclosure that during your fiscal year ended March 31, 2009, you acquired working interest in various wells from Bedford Energy. As the acquisition appears to be significant, please tell us what consideration you gave to providing financial statements for the acquired business pursuant to Rule 3-05 of Regulation S-X. Please note that for financial reporting purposes, the Staff considers the acquisition of a working interest in an oil and gas property to be a business.

Note 14 - SFAS 69 Supplemental Disclosures (Unaudited), page F-21

Standardized Measure of Discounted Future Net Cash Flows, page F-23

5.   We note from the table on the bottom of page F-23 that your net proved oil and gas properties balance as of March 31, 2009 exceeds your SFAS 69 standardized measure of discounted future net revenue calculation by $1,883,927. Please tell us the reasons why this is the case, and tell us why you believe an impairment of your oil and gas properties as of March 31, 2009 is not necessary.

Exhibits

Exhibit 31.1

6.   We note your officer's certification does not comply with the current format required by Item 601(b)(31) of Regulation S-K. Please provide the correctly worded certification in an amendment to your filing. This issue also applies to your interim report for the fiscal quarter ended September 30, 2009.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracie Towner at (202) 551-3744, or Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark Shannon
Branch Chief